Exhibit 12

PPG INDUSTRIES, INC. AND CONSOLIDATED SUBSIDIARIES

Computation of Ratio of Earnings to Fixed Charges

(Dollars in millions)

	Year Ended December 31
	1998	1999	2000	2001	2002
Earnings:
Earnings (loss) before income taxes and net earnings in equity affiliates	$1,264	$945	$978	$651	$(27)
Plus:
Fixed charges exclusive of capitalized interest	135	164	217	208	168
Amortization of capitalized interest	12	10	10	10	11
Adjustments for equity affiliate	16	16	20	26	6

Total	$1,427	$1,135	$1,225	$895	$158

Fixed Charges:
Interest expense including amortization of debt discount/premium and debt expense	$110	$133	$177	$169	$128
Rentals—portion representative of interest	25	31	40	39	40

Fixed charges exclusive of capitalized interest	135	164	217	208	168
Capitalized interest	9	11	16	13	5

Total	$144	$175	$233	$221	$173

Ratio of earnings to fixed charges	9.9	6.5	5.3	4.0	—

Deficiency of earnings to fixed charges	$—	$—	$—	$—	$(15)